
May 13, 2022

Chong Chan Teo
Chief Executive Officer
Treasure Global Inc.
276 5th Avenue, Suite 704 #739
New York, New York 10001

> **Re: Treasure Global Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 4, 2022**
> **File No. 333-264364**

Dear Mr. Teo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Notes to Unaudited Condensed Consolidated Financial Statements
Revenue recognition
Product Revenues, page F-10

1.   We have reviewed your response to comment 2. In your response you state the Company purchases gift cards (or E-vouchers) in batches and has control over the applicable gift cards (or E-vouchers), however, we note from the filing that your inventory balance appears to be less than would be needed to support a single day of sales. Please tell us how you would fulfill an order to a customer for a gift card (or E-voucher) when it does not appear that you have the inventory on hand prior to the customer's order. In your response, tell us your considerations of ASC 606-10-55-37 which states "an entity does

not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer." Additionally, please tell us the time frame from when you obtain the inventory, when an order is received from a customer and when the ordered gift card (or E-voucher) is delivered to that particular customer.

<u>General</u>

2.   Please have counsel opine on the legality of the underwriters' warrants as your binding obligation. For guidance, refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section II.B.1.f.

   You may contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer Lopez Molina at 202-551-3792 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services